Mail Stop 4561

November 19, 2008

By U.S. First Class Mail and fax to +44 (0)20 7116 7386

Chris Lucas
Group Finance Director
Barclays PLC and Barclays Bank PLC
1 Churchill Place
London, E14 5HP, England

Re: **Barclays PLC and Barclays Bank PLC**
       Form 20-F for the Fiscal Year Ended December 31, 2007
       File No. 1-09246, 1-10257

Dear Mr. Lucas:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney